UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

TAOPING INC.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G8675V119

(CUSIP Number)

Jianghuai Lin

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

Telephone: 852-36117837

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: G8675V 119

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianghuai Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,210,805 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 4,210,805(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,210,805 ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.16%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Including 42,500 ordinary shares underlying options that are vested but not exercised.

(2)	Based on 15,458,605 ordinary shares outstanding as of the date hereof.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Taoping Inc., a British Virgin Islands company (the “Company”).

This Amendment No. 5 is being filed by Jianghuai Lin (the “Reporting Person”) to amend and supplement the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2016 (as amended on January 17, 2017, February 23, 2017, June 13, 2017 and June 16, 2021, the “Schedule 13D”). Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 5 relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong.

The Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “TAOP.”

Item 2. Identity and Background

(a) — (c) and (f) This Schedule 13D is filed by the Reporting Person. The Reporting Person is the Chairman and Chief Executive Officer of the Company. He is a citizen of the People’s Republic of China and his principal occupation is Chairman and Chief Executive Officer of the Company. The business address of the Reporting Person is Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong.

(d) – (e) During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by the following:

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement (the “Equity Transfer Agreement”) with the Reporting Peron who is the sole shareholder of iASPEC Technology Group Co., Ltd., a variable interest entity (“iASPEC”), pursuant to which, IST exercised the option to purchase all of the equity interests in iASPEC. As consideration for the equity interests of iASPEC, the Company agreed to issue 612,245 ordinary shares to the Reporting Person. The 612,245 ordinary shares were issued to the Reporting Person on October 8, 2021. Upon the closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Person acquired Ordinary Shares as described in Item 3 above for investment purposes. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Company from time to time in open market or private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of the securities of the Company at any time.

Other than as described above in Item 3 and Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the following:

(a) – (b) As of the date of this Amendment No. 5, the Reporting Person beneficially owns 4,210,805 Ordinary Shares, representing approximately 27.16% of the outstanding Ordinary Shares of the Company (based on 15,458,605 Ordinary Shares outstanding as of the date hereof).

(c) Other than the transactions discussed in this Amendment No. 5, the Reporting Person had not effected any transactions in the Company’s securities during the past sixty days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	English translation of Equity Transfer Agreement, dated September 18, 2021, by and among the Company, Information Security Technology (China) Co., Ltd. and Jianghuai Lin (incorporated by reference to Exhibit 99.1 to Report on Form 6-K dated September 20, 2021)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2021

/s/ Jianghuai Lin
Jianghuai Lin